Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Six Months Ended		Twelve Months Ended December 31,
	6/30/11	6/30/10	2010	2009	2008	2007	2006
Earnings
Income from continuing operations before income taxes*	$138.2	$146.1	$255.5	$198.4	$192.6	$147.3	$339.1
Interest expense (excluding amount capitalized)	18.9	18.7	37.7	37.4	49.5	60.9	56.2
Portion of rental expense under operating leases representative of an interest factor**	8.5	9.3	15.4	16.9	21.5	24.3	24.9

Total earnings***	$165.6	$174.1	$308.6	$252.7	$263.6	$232.5	$420.2

Fixed charges
Interest expense (including amount capitalized)	$19.1	$19.2	$38.1	$38.3	$50.5	$61.9	$57.8
Portion of rental expense under operating leases representative of an interest factor**	8.5	9.3	15.4	16.9	21.5	24.3	24.9

Total fixed charges	$27.6	$28.5	$53.5	$55.2	$72.0	$86.2	$82.7

Ratio of earnings to fixed charges	6.0	6.1	5.8	4.6	3.7	2.7	5.1

*	2006 through 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.